Filed by Software Acquisition Group Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Software Acquisition Group Inc.

(Commission File 001-39139)

The following is a transcript of a conference call made available by Software Acquisition Group Inc. and CuriosityStream Inc. starting on August 11, 2020.

Software Acquisition Group Inc. Participant

Jonathan Huberman, Chairman and CEO

CuriosityStream Participants

John Hendricks, Founder and Chairman

Clint Stinchcomb, President and CEO

Jason Eustace, Chief Financial Officer

OPERATOR:

Good morning. Thank you for joining the transaction announcement call hosted by CuriosityStream Inc. and Software Acquisition Group, Inc.

Please note, today’s press release as well as the Form 8-K of Software Acquisition Group, Inc. can be found at the website of the U.S. Securities and Exchange Commission at www.sec.gov. Please review the forward-looking statements disclaimer found on Slide 2 of the investor deck included as an exhibit to the Form 8-K and these other materials at your earliest convenience as they contain important information.

Today’s presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities of CuriosityStream Inc., or Software Acquisition Group, Inc. The investor presentation has been prepared to assist interested parties in making their own evaluation of the proposed investment and for no other purpose.

Hosting today’s call are Jonathan Huberman, Chairman and CEO of Software Acquisition Group, Inc., John Hendricks, Founder and Chairman, Clint Stinchcomb, President and CEO and Jason Eustace, Chief Financial Officer, of CuriosityStream, Inc., respectively.

Upon the closing of the proposed business combination, Mr. Hendricks, Mr. Stinchcomb and Mr. Eustace will continue in their present roles and lead the combined company, which will operate under the name CuriosityStream Inc. and which will be referred to as CuriosityStream for the remainder of this call.

I will now turn the conference over to Mr. Huberman. Please go ahead.

JONATHAN HUBERMAN – TRANSACTION OVERVIEW & HIGHLIGHTS

Thank you. Good morning. We appreciate your joining today’s call. We are very excited to share with you the proposed business combination between CuriosityStream Inc. and Software Acquisition Group, Inc.

Starting off with the transaction, My SPAC, Software Acquisition Group, intends to combine with CuriosityStream. The combined company will be very well capitalized with approximately $510M of equity, NO debt and around $180M of cash. This represents a pro-forma valuation of 4.66 times expected 2021 revenue at closing. Existing CuriosityStream investors and employees are rolling 100% of their equity into the combined company. In order to facilitate the transaction, Software Acquisition Group has raised a $25M PIPE.

As for management, the current CuriosityStream management team will remain in place and drive the company forward. John Hendricks, the founder and Chairman of CuriosityStream will remain Chairman and largest shareholder owning approximately 42% of the business post transaction. He will be joined on the board by me and my partner in the SPAC Mike Nikzad current Board members include Clint Stinchcomb (the CEO), Elizabeth Hendricks, Pat Keeley (the Vice Chairman at Stifel) as well as Matt Blank (a 35 year industry veteran who most recently served as Chairman and CEO of Showtime Networks).

To paraphrase Elizabeth Barrett Browning, why do I love this opportunity, let me count the ways:

First, streaming as an industry is growing at an exponential rate and CuriosityStream has a very strong value proposition to leverage this growth to become a large and highly profitable company. As a preview, we project a five-year revenue CAGR of greater than 50% with gross margins in excess of 60%.

Second, CuriosityStream has an expansive library of content that was created very efficiently. It’s also worth noting that factual content is generally less expensive to generate.

Third, the company has six different revenue streams from which to monetize their content.

Fourth, streaming is a global market and the CuriosityStream team is one steeped in experience driving a global content distribution business. In addition, factual content is the easiest to take internationally as its message is usually universally relevant and it is straightforward to translate or subtitle.

Fifth, and most importantly, the CuriosityStream team is mature, experienced, has a long history working together at the Discovery Channel and a tremendous track record of success in this industry.

I’m now going to turn the call over to John Hendricks, Founder and Chairman, who will talk about CuriosityStream and our shared excitement about this transaction.

JOHN HENDRICKS

Thanks, Jon. Like Jon, I believe this merger represents a perfect combination of smart investment capital with a high-growth business. I left Discovery in 2014 to create a company that would explore the next revolution of television which, of course, is global on-demand streaming. To date, before this transaction, over $220 million has been invested in CuriosityStream. This investment has led to our lead position in factual content streaming with over 13 million paying subscribers and growing. And factual content is a big part of what the television experience is all about. It is one of the 4 large categories of content that drove the broadcast and cable revolutions and, with our service, it is helping to fuel the streaming revolution. Alongside scripted, sports, and general amusement content, factual content appeals to an enormous segment of curious viewers who keep up with the daily news, watch broadcast shows like 60 Minutes, and seek out programs about the fascinating worlds of science, history, nature, medicine, space, and society. And now there is a new platform for premium factual content to ride. Just as I created Discovery to ride in the powerful wake of HBO on cable, I founded CuriosityStream to ride the remarkable streaming platform, the growth of which has been supercharged by Netflix, Amazon Prime, and more recently by Disney+. Very important to note is that CuriosityStream, like Netflix, is a “pure play” streaming media service that is experiencing high unfettered growth within a new and expanding market universe. This is unlike other mixed-media companies whose legacy linear TV assets in cable and broadcast are experiencing rapid viewership erosion producing downward pressure on advertising revenue. At CuriosityStream we are simply not burdened by the chains of old TV. Also, let me be quick to point out the extreme importance of being a full category player...rather than being a small niche service. I have learned from my years in media that a service like ESPN, which addresses the full category of sports, has a much bigger business future than a niche service like the Golf Channel or the Tennis Channel. Likewise, in the world of streaming, Netflix has achieved huge success by programming the entire category of movies and scripted content unlike the numerous small “niche movie” services. Here at CuriosityStream we have defined our service to embrace the entire factual content category...its 6 major genres, and the over 48 niches of the category. Our menu contains explorations of nature by David Attenborough, deep dives into science, technology, history and medicine, and we even cover stories in the news with our Bright Now short-form content. It should be clear that we are aiming to be the market leader of factual content in the streaming revolution. So, how many people are interested in factual content? Over the last three decades, I’ve learned that the audience for factual content is enormous and it equates to about 40% of all television viewers. All people are curious to some degree. It is what defines us as humans. However, for about 60% of television viewers, that curiosity runs a bit shallow...it appears that some people are mostly curious about what the Khardashians are up to this weekend. However, with my exposure to TV ratings data for over 35 years, I absolutely know that the world is 40% full of deeply curious people who delight in learning something new. That is a huge number of people worldwide for whom we have targeted our CuriosityStream service. To help me build this business, I turned to Clint Stinchcomb who leads our company as President and CEO. Clint is a seasoned media entrepreneur...but I know him best from his many years serving with me on the executive team at Discovery. Clint was the leader we turned to at Discovery in launching and distributing our emerging networks. So, there is really no one better to present our strategy to monetize factual content across the world than Clint. So, over to you, Clint.

CLINT STINCHCOMB

Thank you, John. And, thank you everyone for your interest in our business. I take great delight in getting to work with a real visionary in John, America’s greatest purpose driven media entrepreneur. And through the powerful combination of his vision and our operating team we are generating space x style rocketship growth.

Our revenue is up 200% year over year thru the first half of this year. We are on a three-year trajectory of year over year doubling revenue. We have gross margins in excess of 60%. And we have large recurring revenues.

As John shared, we have built a beautiful factual streaming service for consumers and that is only one part of the story. Unlike nearly every other streaming service that is largely reliant on one single revenue stream, subscription or advertising we have built five interrelated but distinct business lines…each of which can scale to $100M in annual revenue.

Our direct to consumer subscription proposition offers anyone with a broadband connection over 3000 highly curated non-fiction titles in HD and 4K. 2.99 per month or 20 dollars per year for HD. 9.99 per month or 69.99 per year for 4K. 80% of our new subscribers are selecting our annual plan which we love as it is a churn killer. It provides a consumer 11 fewer opportunities over the course of a year to unsubscribe and provides us the opportunity to learn what they like and superserve it to them.

In late 2018 we signed our first multi-year multi-million $ bundled agreement with a distributor in Singapore who was dropping a well-known network. In this construct we offer to cable operators, direct broadcast satellite providers and wireless companies a broad scope of rights which include a 24/7 linear channel, our on-demand content, mobile rights and pricing and packaging flexibility in exchange for an annual fixed fee or fee per subscriber as part of a multi-year agreement. We love this business model as it offers really long cycle revenue. And just as it is with Disney plus or HBOMax it provides us a path to 100s of millions of global paying subscribers. And we just hired as our first CRO arguably the greatest affiliate distribution executive in the history of the cable and broadcasting business, Bill Goodwyn.

In January of 2019 we persuaded a corporation with 8000 employees to buy an annual subscription to CuriosityStream for all of their employees. We said you are providing your employees with all kinds of benefits, coffee, snacks, gym memberships, parking why not provide the greatest gift of all the gift of curiosity. We are family friendly, engaging, enriching and every time one of your employees watches CuriosityStream they will think positively of you, their employer. After that another 40 companies elected to purchase subscriptions for all of their employees over 2019.

And while these agreements demonstrate that there is certainly corporate demand the much bigger opportunity with corporations and associations is via multi-year integrated partnerships where we engage in content creation and distribution in support of their CSR and membership initiatives… up to and including co-branded member streaming services. Corporate and Education Partnerships represent a massive opportunity. The second largest individual deal in the history of CuriosityStream will be done in this business line this year. And the guy we have at the top is the same guy that helped build Discovery Education’s corporate partnership business to the success that it is today, Damone Jones.

In November of this year we will enable traditional spots and dots advertising on our linear television networks. These 30 and 60 second commercials will deliver an increasing level of predictable and reliable revenue but over time merely a fraction of what we will generate from integrated digital brand partnerships. These sponsorship campaigns offer blue chip brands the chance to be associated with our content in a variety of forms including short and long form program integration, branded social media promo videos, tv spots, audio and digital display. This innovative approach that our Head of Growth Devin Emery architected to great success for his teams at Cheddar allows us to scale far far beyond merely the impressions from our O and O platforms.

Our fifth business line is program sales. This business was effectively zero in 2019 but will show exponential growth in 2020, 21 and 22. As most of the big media companies have minimal expertise in the area of factual content creation, they view CuriosityStream as a turnkey financially attractive solution to their basic factual needs. So, we do and will sell to certain media companies a collection of existing titles essentially batch program sales. And we will also presell certain rights to blue chip content before we even begin a production. I love this business as it enables us to recognize revenue upon delivery of content as compared to over the life of an agreement. …and it’s why we will have our entire 2021 program sales revenue target booked by October or November of this year if not earlier.

Our direct subscriber growth is up and to the right. Our CPA is at an all-time low, under $40. Our O&O churn has reached all-time lows, 2.5% in Q1 and lower since then. Why? While we have benefitted from quarantining it’s primarily due to the fact that we hired a great Head of Growth in Devin Emery last November. He’s implemented countless improvements and is only just getting started. Chief among them was his decision to eliminate our free trial. At $3 per month or 20 bucks per year CuriosityStream is not a risky decision. And again 80% of new subscribers are opting for our annual plan.

In terms of our direct subscriber growth, we generated more net subscribers in Q1 of 2020 than CuriosityStream generated in its first two years of existence. And April is our highest month of net additions ever. We have a great and unique editorial proposition, but people really matter...and data driven deliberate work really matters…and we have exemplary strategic and tactical leadership of our Direct business with Devin.

The bundled distribution business with cable operators, direct broadcast satellite providers and wireless distributors requires real work. It’s not easy to break into as it is a long sales cycle, but we have a unique proposition as one of the very few pure play factual media companies in the world. And once you break in its a great model in light of the guaranteed recurring revenue. We are sowing lots of seeds with distributors internationally and as these distributors look to shave costs from bloated legacy network agreements, we are the perfect replacement solution. We typically receive a fixed annual fee or in some cases a fee per subscriber in exchange for conveying a broad scope of rights which include a 24/7 linear channel, a big VOD collection, mobile rights, out of home rights, and pricing and packaging flexibility…all rights that legacy networks like to parse which drives distributors crazy. These agreements are typically 3-4 years in duration. We currently have about 20 bundled distribution partners in 83 countries in five languages. We expect to double the size of our roster in 2021 as we are currently engaged in conversations with well over 100 bundled distributors. In the last year, our bundled paying subs grew by over 10x. While we won’t grow at a 10x rate going forward we do see a clear path to a 100 million paying subscribers in the next few years. And what gives us extreme confidence is the leadership of this business by Bill Goodwyn whose track record in working successfully with global distributors is arguably better than anyone’s in cable and broadcasting history.

Fortune 500 Corporations spend more than $20B per year on CSR initiatives and Professional and Trade Associations spend nearly that in order to deliver on their mandates and grow their membership rolls. Whatever the top down numbers are we are a bottom up focused organization and while our corporate partnership business started with us selling subscriptions in bulk to corporations it is evolving into multi-year multi-million $ integrated partnerships where corporations pay us to create content in the service of their mission, to associate with our brand and even to create co-branded member streaming services. We see a path here to $30 million in topline revenue in a few years and eventually to a hundred million. And again, we have a great leader with a proven track record in Damone Jones.

We will begin running traditional thirty and sixty second commercials and 15 second prerolls on our linear networks and VOD platforms around the world in Q4 of this year. These spots will generate predictable revenue in 2021 but the bigger and really scalable opportunity is with multi-platform digital brand partnerships. Brands will spend about $40 billion next year in this category. We offer custom long and short form program integration, branded social video, tv, audio and digital display in these types of packages. All of this media rolls up into a modular package of verifiable impressions. We anticipate having most of our YE 2021 target committed by year end.

Our program sales business is straightforward, high margin and beautiful. These deals are typically of two varieties. Most companies have minimal to zero expertise in the area of factual. So we can sell to them a select batch of a few hundred existing titles to fill out their documentary offering. The other construct is where we sell off certain rights before we even turn on a camera in the form of a presales agreement. We expect to have all of this 2021 YE revenue target obligated by Q4 of this year.

Our management team is truly elite. I couldn’t have made this claim 6 months ago or even 3 months ago, but I can make it today without hesitation. I don’t think you will find a better leadership team anywhere in the world in non-fiction media. We have a Chief Revenue Officer who is known widely for two acts. In his first act he became arguably the most effective affiliate sales executive in the broadcasting and cable business. In his second act he took a moribund business, Discovery Education that was losing 10s of millions of dollars per year and turned it into an extremely valuable company. Our Head of Growth, Devin Emery, perhaps the smartest data driven guy in media earned his stripes at Google, Endeavour and Cheddar and is now driving absolute record DTC growth for us. Our COO, General Counsel and Head of HR, Tia Cudahy, performs three roles better than most people perform one. When Napoleon said put your iron hand in a velvet glove he was talking to Tia. And as I hand the presentation to our CFO, Jason Eustace, J Money as we refer to him around here, I’m delighted to say that Jason is the best CFO I’ve ever worked with. His US and International factual media experience at public companies like Nat Geo and Discovery, and his maniacal love for FP&A make him the perfect CFO for CuriosityStream going forward. Over to you Jason.

JASON EUSTACE

Thank you, Clint. I recently joined the CuriosityStream family earlier this year and could not be happier to have been chosen to be part of such an amazing team.

I am delighted to share with you some of our Key Financial Information

CuriosityStream has doubled our revenue in the last two years and we are on track to more than double again. We expect our cumulative average revenue growth to be more than 58% by 2025.

Within our revenue stack we have between 20-30% of our revenue on monthly recurring long-term contracts.

We are assuming a conservative 30% CAGR in subscriber growth across our platforms, which is complemented by an 8% CAGR in our ARPU by 2025.

Our DTC service assumes a consistent mix of annual vs monthly subscribers of 85 to 15[%], which affords us a mid-single digit churn rate.

2019 was dominated by 2 revenue streams, but we began expanding our lines of revenue in 2020 adding a more robust program sales & Corporate / Education lines of revenue. These lines of revenue are expected to mature to evolve into a more balanced revenue stack by 2025.

Our gross margin is expected to be consistently in the mid-60s

Our AOIBDA grows from a loss in 2020 and is expected to turn positive in mid 2022.

The two primary investments we will be making with the funding will be in marketing & programming:

1.	We plan on investing in our programming and growing it 7-8X, increasing our program titles available throughout our service, from just over 3,000 titles today to just under 12,000 titles in 2025.

2.	We also expect to double our marketing investment to support our growth in subscribers and customer retention programs.

Back to you, John

JOHN HENDRICKS

Let me close our presentation by explaining why I’m so fully invested and excited about the future of CuriosityStream. I’ve always focused like a laser on the addressable universe for a media service and how to aggressively penetrate that universe. In the mid-1980’s when I launched Discovery Channel there were about 40 million cable households in the U.S. At that time, it would have been a reach to project that one day cable would serve over 500 million global households as it does today. But as impressive as the growth of cable has been worldwide, its growth and current distribution pales in comparison to the 2 billion plus global consumers who can now stream video. I believe CuriosityStream can become a “must-have” service that appeals to the 40% of the world’s population who are deeply curious. If we can fulfill this long-term mission, we will have a great future with stunning economics. Thank you all so much for listening to our presentation.

Important Information:

This communication is being made in respect of the proposed merger transaction involving Software Acquisition Group Inc. (“Software Acquisition Group”) and CuriosityStream Inc. (the “Company”). Software Acquisition Group intends to file a proxy statement on Schedule 14A with the SEC, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement will also be sent to the stockholders of Software Acquisition Group seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Software Acquisition Group are urged to carefully read the entire proxy statement, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Software Acquisition Group with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Software Acquisition Group Inc., 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada 89135.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Software Acquisition Group, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Software Acquisition Group, with respect to the proposed business combination. Information regarding Software Acquisition Group’s directors and executive officers is contained in Software Acquisition Group’s Annual Report on Form 10-K for the year ended December 31, 2019, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 and its other documents, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction, including the directors and executive officers of the Company, may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Software Acquisition Group’s and the Company’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “predicts” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Software Acquisition Group’s Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Software Acquisition Group’s other SEC filings. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. Forward-looking statements are based on the current belief of the respective management of Software Acquisition Group and the Company, based on currently available information, as to the outcome and timing of future events, and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Software Acquisition Group nor the Company is under any obligation, and each of them expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Software Acquisition Group has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Software Acquisition Group’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) ability to meet the closing conditions to the merger, including approval by stockholders of Software Acquisition Group on the expected terms and schedule and the risk that any regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; (ii) the occurrence of any event, change or other circumstance that could cause the termination of the merger agreement or a delay in the closing of the merger; (iii) the effect of the announcement or pendency of the proposed merger on the Company’s business relationships, operating results, and business generally; (iv) failure to realize the benefits expected from the proposed transaction; (v) risks that the proposed merger disrupts the Company’s current plans and operations and potential difficulties in the Company’s employee retention as a result of the proposed merger; (vi) the effects of pending and future legislation; (vii) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (viii) risks related to the Company’s limited operating history; (ix) the amount of the costs, fees, expenses and other charges related to the merger; (x) risks of the internet, online commerce and media industry; (xi) the highly competitive nature of the internet, online commerce and media industry and the Company’s ability to compete therein; (xii) litigation, complaints, and/or adverse publicity; (xiii) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction and (ix) privacy and data protection laws, privacy or data breaches, or the loss of data.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Software Acquisition Group and is not intended to form the basis of an investment decision in Software Acquisition Group. All subsequent written and oral forward-looking statements concerning Software Acquisition Group and the Company, the proposed transaction or other matters and attributable to Software Acquisition Group and the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

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